Black Creek Diversified Property Fund Inc.

518 Seventeenth Street, 17th Floor

Denver, CO 80202

November 10, 2021

VIA Edgar

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Black Creek Diversified Fund Inc. (“DPF”) has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, which was filed with the U.S. Securities and Exchange Commission on November 10, 2021 (“Form 10-Q”). This disclosure can be found under Part II, Item 5 of the Form 10-Q. DPF has made such disclosure based on information provided by another company that may be deemed an “affiliate” of DPF, and not because of any conduct by DPF.

very truly yours,

Black Creek DIVERSIFIED PROPERTY FUND INC.
By:	/s/ LAINIE P. MINNICK
Name:	Lainie P. Minnick
Title:	Managing Director, Chief Financial Officer and Treasurer